

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

July 1, 2009

Mr. Lee Adrean
Chief Financial Officer
Equifax, Inc.
1550 Peachtree Street, N.W.
Atlanta, GA 30309

> **Re:** **Equifax, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
>
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed April 28, 2009**
> **File No. 001-06605**

Dear Mr. Adrean:

We have reviewed your supplemental response letter dated June 3, 2009 as well as your filing and have the following comments. As noted in our comment letter dated May 8, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the fiscal year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies and Estimates

Goodwill and Indefinite-Lived Intangible Assets, page 44

1. We note your response to prior comment 2. With respect to your reporting units with significant goodwill, including Consumer Information Solutions (including Mortgage Solutions), Credit Marketing Services, Latin America, The Work Number, and Tax Management Services, you should provide the following disclosures as previously requested to supplement your current proposed disclosures:

- Aside from the reallocation of goodwill related to the TALX acquisition, disclose any changes to your allocations of goodwill by reporting unit and the reasons for such changes.

- Disclose the discount rate for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums.

- Provide a more detailed discussion of your estimates of future cash flows:

  o Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.
  o Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

2. Further, disclose more specific details as to the weighting of each of the income and market approaches for each reporting unit and the reasons for such weighting. For those reporting units whose fair value relies to some extent on the values derived from the market approach, please provide more details of the benchmarks used for those reporting units and explain why those benchmarks are appropriate.

3. Tell us why you utilize your own weighted-average cost of capital rather than that of a market participant when determining your discount rates.

4. For each reporting unit, supplementally provide us with the percentage cushion by which the fair value of the reporting unit exceeds its carrying value.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director